Exhibit 99.2

INLIF LIMITED

2025 EQUITY INCENTIVE PLAN

AWARD NOTICE

INLIF LIMITED (the “Company”) hereby grants to the grantee (the “Grantee”) named below the number of            (type of Award) of INLIF LIMITED specified below (the “Award”), covering 700,000 ordinary shares of the Company, par value US$0.0001 per share (the “Shares”), and upon the terms and conditions set forth in the INLIF LIMITED 2025 Equity Incentive Plan (the “Plan”) and the Award Agreement attached hereto. Capitalized terms not otherwise defined in this Award Notice shall have the meanings set forth in the Plan.

Name of Grantee:	Rongjun Xu
Grant Date:	May 1, 2025
Number of Shares covered by this Award:	700,000
Exercise Price:	N/A
Expiration Date:	N/A
Consideration:	US$70
Vesting Schedule:	N/A
Performance Objectives and Performance Period:	N/A

By accepting this Award, the Grantee acknowledges that he or she has received and read, and agrees that this Award shall be subject to, the terms of the Plan and the attached Award Agreement. The Grantee acknowledges that a copy of the Plan has been delivered to the Grantee. The Grantee acknowledges that there may be adverse tax consequences upon receipt of or disposition of the Shares underlying the Award, and that the Grantee should consult a tax advisor prior to such exercise or disposition.

INLIF LIMITED		GRANTEE

By:	/s/ Wenzao Huang		/s/ Rongjun Xu
Name:	Wenzao Huang	Name:	Rongjun Xu
Title:	Chairman of the Board of Directors

Grantee’s Address:

Room 804, No.364 Nanshan Road, Huli District, Xiamen City, Fujian Province, China

Attachments:	A. Award Agreement
B. 2025 Equity Incentive Plan
C. Notice of Exercise

ATTACHMENT A

INLIF LIMITED

2025 EQUITY INCENTIVE PLAN

AWARD AGREEMENT

This Award Agreement applies to awards granted under the INLIF LIMITED 2025 Equity Incentive Plan (the “Plan”). Unless otherwise specifically defined herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Plan.

Section 1. Terms of Awards. INLIF LIMITED (the “Company”) has granted to the Grantee an Award, upon the other terms set forth in the award notice entered into between the Company and the Grantee (the “Award Notice”) and subject to the conditions set forth in the Award Notice, this Award Agreement and the Plan.

Section 2. Vesting and Vesting Provisions. The Award may, in the discretion of the Administrator, be fully and immediately vested upon issuance as a bonus for service(s) rendered or may vest in one or more installments over the Grantee’s period of Continuous Service, as defined below, and/or upon the attainment of specified performance objectives. The Award will vest in accordance with the schedule and/or upon achievement of pre-established performance objectives set forth in the Award Notice.

Notwithstanding the above, the Company shall not be obligated, and shall have no liability for failure, to issue, transfer or deliver any Shares under the Award unless such issuance, transfer or delivery would comply with the memorandum and articles of association of the Company, as amended from time to time, and the Applicable Laws, including without limitation all applicable securities laws and all applicable listing requirements of any share exchange on which the Shares are then listed for trading, with such compliance determined by the Company in consultation with its legal counsel.

Section 3. Continuous Service. Continuous Service means the absence of any interruption or termination of service as an Employee or Consultant. Should the Grantee cease to remain in Continuous Service while holding one or more Options or unvested Shares issued under an Award or should the performance objectives not be attained with respect to one or more such Options or unvested Shares, then those Options or Shares shall be immediately surrendered to the Company for cancellation, and the Grantee shall have no further rights with respect to those Options or Shares. To the extent the surrendered Options or Shares were previously issued to the Grantee for consideration paid in cash or cash equivalent, the Company shall repay to the Grantee, in the case of Shares, the lower of (i) the cash consideration paid for the surrendered Shares or (ii) the Fair Market Value of those Shares at the time of cancellation, and in the case of Options, the cash consideration paid for the surrendered Options.

The Administrator may in its discretion waive the surrender and cancellation of one or more unvested Shares which would otherwise occur upon the cessation of the Grantee’s Continuous Service or the non-attainment of the performance objectives applicable to those Shares. Any such waiver shall result in the immediate vesting of the Grantee’s interest in the Shares as to which the waiver applies.

Section 4. Tax.

(a) To the extent required by Applicable Laws including applicable U.S. federal, state, local or foreign law, the Grantee shall make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise by reason of an Award.

(b) The Administrator may, to the extent permitted under Applicable Laws and the memorandum and articles of association of the Company, as amended from time to time, permit a Grantee (or in the case of the Grantee’s death or a permitted transferee, the person holding or exercising the Award) to use Shares in satisfaction of all or part of the applicable federal, state, local and foreign income and employment withholding taxes and other payments to which the holder of an Award under the Plan may become subject in connection with the issuance, exercise, vesting or settlement of that Award (the “Withholding Taxes”) or the issuance of Shares thereunder. Such right may be provided to any such individual in either or both of the following formats:

(i) Share Withholding: The election to have the Company withhold, from the Shares otherwise issuable upon the issuance, exercise, vesting or settlement of such Award or the issuance of Shares thereunder, a portion of those Shares with an aggregate Fair Market Value at the time of delivery equal to the percentage of the Withholding Taxes based on the minimum required tax withholding rate for the Grantee, or such other rate as determined by the Administrator.

(ii) Share Delivery: The election to deliver to the Company, at the time of the issuance, exercise, vesting or settlement of such Award, one or more Shares previously acquired by such individual (other than in connection with the exercise, share issuance or share vesting triggering the Withholding Taxes) with an aggregate Fair Market Value equal to the percentage of the Withholding Taxes (not to exceed 100%) designated by the individual.

Shares withheld or delivered under this subsection (b) shall be limited to avoid financial accounting charges under applicable accounting guidance and any such surrendered Shares must have been previously held for any minimum duration required to avoid financial accounting charges under applicable accounting guidance, as determined by the Administrator. Any payment of Withholding Taxes by surrendering Shares to the Company may be subject to restrictions, including, but not limited to, any restrictions required by rules of the United States Securities and Exchange Commission.

Section 5. Non-Transferability of Award. The Award may not be sold, assigned, pledged, encumbered, assigned, hypothecated, or disposed of or otherwise transferred in any manner other than by will or the laws of descent and distribution. If the Grantee or anyone claiming under or through the Grantee attempts to violate this Section 5, such attempted violation shall be null and void and without effect. Notwithstanding the foregoing, the Administrator may in its sole discretion provide that the Award may be transferred (i) by instrument to an inter vivos or testamentary trust in which the Award is to be passed to beneficiaries upon the death of the trustor (settlor) or (ii) to an immediate family member of the Grantee through a gift or domestic relations order.

Section 6. Plan and Other Agreements. In addition to the Award Notice and this Award Agreement, the Award shall be subject to the terms of the Plan, which are incorporated into this Award Agreement by this reference. Any inconsistency between the Award Notice, this Award Agreement and the Plan shall be resolved in favor of the Plan. Capitalized terms not otherwise defined herein or in the Award Notice shall have the meaning set forth in the Plan. The Award Notice, this Award Agreement and the Plan constitute the entire understanding between the Grantee and the Company regarding the Award. Any prior agreements, commitments or negotiations concerning the Award are superseded.

Section 7. Amendment. The terms of the Award, this Award Agreement, the Award Notice and the Plan may be amended from time to time by the Board. If the amendment will have a material adverse effect on the Grantee’s rights or result in a material increase in the Grantee’s obligations, the Board must obtain the Grantee’s written consent to the amendment unless such amendment is necessary to comply with Applicable Laws or applicable stock exchange rules.

Section 8. General.

(a) Severability. In the event that any provision of this Award Agreement is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, such provision shall be reformed, if possible, to the extent necessary to render it legal, valid and enforceable, or otherwise deleted, and the remainder of this Award Agreement shall not be affected except to the extent necessary to reform or delete such illegal, invalid or unenforceable provision.

(b) Headings. The headings preceding the text of the sections hereof are inserted solely for convenience of reference and shall not constitute a part of this Award Agreement, nor shall they affect its meaning, construction or effect.

(c) Successors. This Award Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective permitted heirs, beneficiaries, successors and assigns.

(d) Governing Law. The Plan, this Award Agreement and the Award Notice shall be governed, construed, interpreted and administered, to the extent not otherwise governed by the laws of the Cayman Islands, without regard to principles of conflicts of laws.

(e) Administration, Interpretations, Etc. All questions arising under the Plan, this Award Agreement or the Award Notice shall be decided by the Board in its total and absolute discretion, and any action taken or decision made by the Company or the Board arising out of or in connection with the construction, administration, interpretation or effect of any provision of the Plan, this Award Agreement or the Award Notice shall lie within its sole and absolute discretion, as the case may be, and shall be final, conclusive and binding on the Grantee and all persons claiming under or through the Grantee. By receipt of the Grantee’s Award, the Grantee and each person claiming under or through the Grantee shall be conclusively deemed to have indicated acceptance and ratification of, and consent to, any action taken under the Plan, this Award Agreement or the Award Notice, by the Company, the Board and/or the Administrator.

(f) Correction. The Board may rescind, without further notice to a Grantee, any Award or portion thereof issued to the Grantee in duplicate or in error.

ATTACHMENT B

INLIF LIMITED

2025 EQUITY INCENTIVE PLAN

[To be Incorporated]

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